UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 22, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release       ANGLOGOLD ASHANTI LIMITED AND RANDGOLD RESOURCES
JOINTLY ACQUIRE A FURTHER 20% OF THE KIBALI GOLD
PROJECT INCREASING THEIR INTEREST TO 90%

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of S outh A frica)
(Reg. No.1944/017354/06) \ IS IN Number: ZAE 000043485 \ NYSE sym bol: A U \ JSE share code: ANG
Cor porate Affair s Depar tment: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ S outh Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.A ngloGoldAshanti.com
22 December 2009
ANGLOGOLD ASHANTI LIMITED AND RANDGOLD RESOURCES JOINTLY
ACQUIRE A FURTHER 20% OF THE MOTO GOLD PROJECT INCREASING
THEIR INTEREST TO 90%

Further to the announcement of 31 October 2009, AngloGold Ashanti Limited (JSE: ANG) the completion of the an additional 20% stake in the Kibali gold project ( Kibali , formerly Moto gold project) for an Kilo-Consequently, following the completion of this transaction and the acquisition by AngloGold Ashanti and Randgold of joint interests in Moto Goldmines Limited as completed on 15 October 2009, AngloGold Ashanti and Randgold now
own an equal share in a 90% interest in Kibali with OKIMO retaining the remaining 10% interest, thereby maintaining the continued interest of the Government of the Democratic Republic of the Congo.

Financial Advisors to AngloGold Ashanti
CIBC
HSBC
Legal Advisors to AngloGold Ashanti
Fasken Martineau DuMoulin LLP
Shearman & Sterling LLP
JSE Sponsor
UBS
ENDS

Contacts
Tel:
Mobile:
E-mail:
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@A ngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637 -6339 +27 (0) 71 6 08 0991 sntuli@anglogoldashanti.com
Stewart B aile y (Investors) +1 212 836 4303 +1 646 338 4337 sbaile y@anglogoldashanti.com
Certain statements made in this communication, including, withoutlimitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of Anglogold Ashanti's operations, individually or in the aggregate, including the com pletion and com mencement of comm ercial operations of certain of AngloGold exploration and production projects and completion of acquisitions and disposition, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti's operations economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statem ents are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ ma terially from those set out in the forward -looking statem ents as a result of, am ong other factors, changes in economic and m arket conditions, success of business and operating initiatives, changes in the regulatory environme nt and other governm ent actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to A ngloGold Ashanti's annual report for the ye ar ended 31 Decem ber 2008, which was distributed to shareh olders on 27
March 2009 and the company's annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009 as amended on May 6, 2009. A ngloGold Ashanti undertakes no obligation to update publicl y or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurence of unanticipated events. All subsequent written or oral forward -looking statem ents attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold A shanti posts information that is im portant to investors on the main page of its website at
www.anglogoldashanti.com
and under
the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about A ngloGold A shanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: December 22, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary